Blake, Cassels & Graydon LLP
Barristers & Solicitors
Patent & Trade-mark Agents
45 O'Connor Street
Suite 2000, World Exchange Plaza
Ottawa ON K1P 1A4 Canada
Tel: 613-788-2200 Fax: 613-788-2247

Gary Jessop
Partner
Dir: 613-788-2224
gary.jessop@blakes.com

Reference: 00101681/000036

August 11, 2009

VIA FACSIMILE AND EDGAR

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 S St. NE
Washington, DC
USA
20549

Dear Mr. Spirgel:

Re: Plaintree Systems Inc.
Form 20-F for Fiscal Year Ended March 31, 2008
File No. 000-25872

We are counsel for Plaintree Systems Inc. ("**Plaintree**").

This letter is further to your letter dated July 24, 2009 (the "**Letter**) to Lynn Saunders, Chief Financial Officer of Plaintree,. Please be advised that Plaintree intends to provide a written response to the questions posed in the Letter on or before Thursday, August 20, 2009. Plaintree requires additional time to provide their response due to the holiday schedule of several of Plaintree's advisors whose input is required.

Yours truly,

Gary Jessop

cc Lynn Saunders, CFO – Plaintree Systems Inc.

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